EXHIBIT 99.1





   SELECTED QUARTERLY FINANCIAL INFORMATION
                (UNAUDITED)

   Selected quarterly information for the years ended December 31, 1996 and 1995 is as follows (in thousands, except per share amounts):

                                             Quarter Ended
                         ----------------------------------------------------
   1996                   December 31    September 30     June 30      March 31
   ------------------    -------------  --------------   ---------    ----------
   Revenues from
    Rental Operations      $ 46,451       $   41,448     $  37,724    $ 36,537
   Revenues from
    Service Operations     $  5,404       $    5,042     $   5,137    $  4,346
   Net income available
    for common shares      $ 15,447       $   13,478     $  12,299    $  9,648
   Net income per
    common share           $   0.52       $     0.46     $    0.42    $   0.40
   Weighted average
    common shares            29,455           29,357        29,144      24,284
   Funds From
    Operations (1)         $ 20,966       $   20,202      $ 19,088    $ 15,823
   Cash flow provided
    by (used by):
     Operating activities  $ 26,032       $   30,001      $ 24,633    $ 14,469
     Investing activities   (74,241)        (108,923)      (13,719)    (79,865)
     Financing activities    41,620           90,559       (22,718)     71,759

   1995
   --------------------
   Revenues from
    Rental Operations      $  32,298      $  29,098       $  26,694   $  25,551

   Revenues from
    Service Operations     $   4,496      $   5,126       $   4,320   $   3,835
   Net income available
    for common shares      $  10,007      $   9,306       $   8,290   $   7,416
   Net income per
    common share           $    0.41      $    0.39       $    0.38   $    0.36
   Weighted average
    common shares             24,151         24,136          21,979      20,392
   Funds From
    Operations (1)         $  14,901      $  14,888       $  13,109   $  11,848
   Cash flow provided
    by (used by):
     Operating activities  $  16,432      $  21,391       $  24,905   $  15,892
     Investing activities   (100,595)       (74,823)        (79,456)    (34,695)
     Financing activities     29,925         77,715          82,158     (13,555)






      (1)Funds From Operations is defined by the National Association of Real Estate Investment Trusts as net income or loss excluding gains or losses from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for minority interest, unconsolidated partnerships and joint ventures (adjustments for minority interest, unconsolidated partnerships and joint ventures are calculated to reflect Funds From Operations on same basis). Funds From Operations does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Company's operating performance, and is not indicative of cash available to fund all cash flow needs. In March 1995, NAREIT issued a clarification of its definition of FFO effective for years beginning after December 31, 1995. The clarification provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income in arriving at FFO. The Company adopted these changes effective January 1, 1996, and the calculations of FFO for the quarterly periods during the year ended December 31, 1995 have been revised accordingly.